FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated May 14, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   May 14, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director


BRF
Batavo
Sadia
Elegê
CHESTER
PERDIGÃO
Qualy
Sadia

# FORWARD LOOKING STATEMENTS

*The results of the first quarter 2012 consolidate the Companies BRF - Brasil Foods S.A. and Sadia S.A. (whole-owned subsidiary). On July 2009, the results of Sadia started being fully consolidated, according to the Association Agreement and Shareholders Meeting that approved the merger of shares on July and August 2009.*

*All statements contained herein with regard to the Company's business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company's future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.*

*On July 13 2011, the Administrative Council for Economic Defense – CADE approved the Association between BRF and Sadia S.A., conditional on compliance with the provisions contained in the Performance Agreement -TCD, which was also signed on the same date. The documents with respect to this agreement are available in the website: www.brasilfoods.com/ir.*

- ✓ COMPANY OVERVIEW
- ✓ 1Q12 RESULTS AND STRATEGY
- ✓ PRIORITIES 2012 AND FINAL REMARKS

# COMPANY OVERVIEW

BRF



# BRF AT A GLANCE

**R$25.7 billion** of net sales in 2011 (40% Exports)

Annual production of ~ **7 million** tons of food

Slaughter **7 million** heads of poultry/day and
and **43,600** heads of pork + cattle/day

Responsible for **20% of the global** poultry trade

**120,000** employees

**68** industrial units

**We are one of the largest and most profitable food companies in the world**



# STRENGTHS OF BRF

BRF

## LIVESTOCK

- Partnership with +20,000 producers
- Natural resources => competitive advantages
- Traceability
- Sustainability

## FOOD PROCESSING INDUSTRIALIZATION

- 61 plants in Brazil
- 7 plants abroad
- Innovation
- Quality
- Safety
- Scale

## BRANDS

Sadia

PERDIGÃO

Qualy Sadia

batavo

Elegê

## SALES DISTRIBUTION

- 150,000 clients and 500,000 monthly deliveries in Brazil
- Brazilian territory coverage of 98%
- Reach 140 countries with 19 commercial offices
- Own distribution in 7 countries

## FAVORABLE CONDITIONS

- ✓ Broad area for agribusiness expansion should grant Brazil long-term competitiveness
- ✓ Low-cost and large scale producer
- ✓ Large producer of corn and soybeans
- ✓ Favorable climate conditions
- ✓ Strong domestic market with high growth potential
- ✓ Integrated and organized structure of production

# COMPETITIVENESS OF BRAZIL


WORLD TRADE OF POULTRY
BRAZIL AND U.S. SHARE
FORECAST
50,0%
45,0%
40,0%
35,0%
30,0%
25,0%
20,0%
15,0%
10,0%
3,50
3,00
2,50
2,00
1,50
1,00
0,50
-
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012*
2015*
2020*
Brazil
US
FX

Source: USDA (feb 12), Bloomberg
* Share Forecast (Brazil and US) ; FX 2012: 1Q12 average

LIVESTOCK | **FOOD PROCESSING INDUSTRIALIZATION** | BRANDS | SALES DISTRIBUTION

# SOLID STRUCTURE IN THE DOMESTIC MARKET



Mineiros - GO
Rio Verde - GO
Uberlândia - MG
Lucas - MT
Nova Mutum - MT
Bom Conselho - PE
Vit S. Antão - PE
Dourados - MS
Toledo - PR
Dois Vizinhos - PR
Campos Novos - SC
Capinzal - SC
2
1
2
2
3
1
3
4
1
1
1
5
1
3
3
1
1
1
4
7
2
3
6
7
2
13
18
5
Industrial Units
Distribution Centers

**61 industrial units**

# STRONG POSITION IN GLOBAL MARKETS

Exports to more than **140** countries

**7** industrial units

**19** offices abroad

Own distribution in **7** countries


Oosterwolde - NDL
Wrexham - GBR
Villa Mercedes - ARG
Dubai – UAE
(under construction)
Importing countries
Industrial units
Commercial offices

# BRANDS

Sadia
Perdigão
batavo
Qualy Sadia
Elegê
Cotochés
Ouro Perdigão
Naturis
Chester Perdigão
Miss Daisy
Meu Menu Perdigão
Sadia Hot Pocket
Sadilar
Turma da Mônica
Speedy Pollo
Dobon
Perdix
Borella
Avipal
Hilal
Veg
Bio Fibras
Dánica
Avex
Sahtein
Sadia

# DIVERSIFIED PORTFOLIO

**We are part of 28 of 30 perishable categories covered by Nielsen**

Specialty meats



Frozen meats



Pastas



Frozen pizzas



Dairy



Margarine



| MARKET SIZE | Specialty meats | Frozen meats | Pastas | Frozen pizzas | Dairy | Margarine |
|---|---|---|---|---|---|---|
| | **US$ 10 bi** | **US$ 1.5 bi** | **US$ 400 mi** | **US$ 300 mi** | **US$ 2.4 bi** | **US$ 1.3 bi** |

Desserts



Snacks



Cheese/ UHT



In- Natura



Soy base processed



Vegetables



Source: AC Nielsen/BRF - 2011

# DISTRIBUTION

We are a leader in the production of chilled and frozen food products

Largest client represents less than 4% of total net sales

Continual progress up the value chain

Our production and distribution network reaches 98% of the Brazilian territory as well as consumers in 140 countries

Footprint in 5 continents

# GROWTH TRACK RECORD

BRF

**BRF's historical highlights – *R$ billion***

| | 1994 | 2011 | CAGR% |
|---|---|---|---|
| Net Sales | 0.4 | 25.7 | 28% |
| EBITDA | 0.03 | 3.2 | 32% |
| Net Income | 0.01 | 1.4 | 32% |
| Market Value | 0.2 | 23.9 | 32% |



2008 and 2009
• Sadia, Batavia and Cotochés acquisitions
• Follow-on equity offering of R$5.3 billion
2007 and 2008
• Eleva acquisition
• Follow-on equity offering of R$ 0,9 billion
2006
• Joined Bovespa's Novo Mercado
• Global equity offering of R$ 0.8billion
• Batavo acquisition
2000
• Started trading in the NYSE
Net Sales
Sadia
Elegê
batavo
0.4
0.7
0.9
1.1
1.3
1.6
1.9
2.5
3.0
3.9
4.9
5.1
5.2
6.6
11.4
20.9
22.7
25.7

| | 1994 | 1995 | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Net debt / LTM EBITDA | 4.7x | 1.7x | 2.7x | 2.4x | 2.0x | 0.5x | 3.6x | 1.3x | 2.9x | 2.8x | 1.3x | 1.0x | 1.4x | 0.5x | 2.9x | 3.6x | 1.4x | 1.7x |

# 1Q12 RESULTS

BRF



# 1Q12 HIGHLIGHTS

BRF

- ✓ Net Sales of R$ 6.3 bi, or 5% higher than 1Q11
- ✓ Domestic market increased by 11.2%, double the inflation
- ✓ Volumes of 1.4 million, 2.5% higher
- ✓ EBITDA of R$532 M, 8.4% of EBITDA margin, with challenges in the export market



- ✓ Asset Exchange Agreement with Marfrig
- ✓ Investment grade from the 3 major rating agencies
- ✓ Revolver Credit Facility of USD 500 M for 3 years
- ✓ Capture of net synergies of R$ 176M

# 1Q12 RESULTS
R$ million

## GROSS PROFIT


1.546
25,7%
1.343
21,2%
Gross Profit
Gross Marg.
1Q11
1Q12

## EBITDA


816
13,6%
532
8,4%
EBITDA
EBITDA Marg.
1Q11
1Q12

## EBIT


525
8,7%
268
4,2%
EBIT
EBIT Marg.
1Q11
1Q12

## NET INCOME


383
6,4%
153
2,4%
Net Income
Net Marg.
1Q11
1Q12
EPS R$0.44
EPS R$0.18

# EBITDA
R$ million


Average EBITDA
Margin 09-12:
8.6%
172
444
816
532
3.4%
8.8%
13.6%
8,4%
1Q09*
1Q10
1Q11
1Q12
EBITDA
EBITDA Margin

*Proforma

# 1Q12 RESULTS – EXPORT BUSINESS

## VOLUME / PRICE / MIX
(1Q12 vs. 1Q11)



6,9%
-1,0%
-7.4%
Net Sales
Volume
Price/Mix

## EBIT
(R$ million)



194
8,1%
-54
-2,3%
1Q11
1Q12

- ✓ **1.0% reduction on net sales compared to 1Q11 in spite of increased volume**
- ✓ **Diversification of sales reduced impacts of challenges in Japan and the Middle East**
- ✓ **Prices put pressure on margins in the quarter**



# STRATEGY TO REDUCE EXPORT VOLATILITY

BRF

- ✓ Two major strategies contemplated in BRF15 (strategic plan) to be achieved via greenfield projects or selected acquisitions:

1. **Localization of further processing (added value process)**
   - Raw material (frozen meat) coming mainly from Brazil
   - Provide faster lead time to retail local markets, better access to food service business

2. **Advance in the value chain downstream (brands and distribution)**
   - Capture a more stable margin (distribution) of the value chain
   - Monitor the sell in and sell out pricing

# STRATEGY TO REDUCE EXPORT VOLATILITY
## MIDDLE EAST

✓ Middle East is the region that BRF is most advanced in this strategy

- Sadia brand is top of mind
- Increasing fully owned distribution
- Greenfield of further processing facility in course


Ramadan Kareem
Sadia
The Joy Of Good Food






# STRATEGY TO REDUCE EXPORT VOLATILITY
## CHINA

✓ Advancing strategy in China with JV

1. Bulk exports from Brazil
2. Portion and marinate locally
3. Package with Sadia brand


Sadia
Sadia


Sadia

# DOMESTIC MARKET
## (1Q12 vs. 1Q11)

### VOLUME / PRICE / MIX
(Growth)



11.2%
2.5%
8.4%
Net Sales
Volume
Price/Mix

### EBIT
(R$ million)



287
285
10,7%
9,5%
1Q11
1Q12

- ✓ **11.2% net sales growth (total of R$3.0 bi) compared to 1Q11**
- ✓ **Processed products volume up by 4% and price/mix by 8%**
- ✓ **In natura products price contraction by 6% pressured margins**



# DAIRY
## (1Q12 vs. 1Q11)

### VOLUME / PRICE / MIX
(Growth)



12,3%
0,9%
-10.1%
Net Sales
Volume
Price/Mix

### EBIT
(R$ million)



-0,1%
-0,3%
-0,8
-1,6
1Q11
1Q12

- ✓ **Net sales growth of 0.9% (total of R$0.6 bi) compared to 1Q11**
- ✓ **Challenging scenario remains in fluid milk segment**



## VOLUME / PRICE / MIX
(Growth)


10,4%
8.0%
2,2%
Net Sales
Volume
Price/Mix

## EBIT
(R$ million)


45
39
13,9%
11,0%
1Q11
1Q12

- ✓ Net sales growth of 10.4% (total of R$ 0.4 bi) compared to 1Q11
- ✓ Pressure on prices resulting in margin contraction



# DOMESTIC MARKET CHALLENGES 2012

BRF

1. **Execution of TCD - CADE (agreement with anti-trust authority) to fully comply with merger process in Q3**

2. **Preparation and execution (Q2 and Q3) expected to have specific and temporary operating impacts**

3. **Expect recovery of profit pool based on:**
   - **Product launches and innovation: +180 products**
   - **Food service**
   - **GTM (go-to-market) strategy**

# INVESTMENTS 1Q12



Biological Assets R$116.7M
Growth R$253.9M
Support R$148.2M
Efficiency R$75.4M

**TOTAL 1Q12**
**R$594.2 M**

TOTAL 1Q11
R$278,1 M

# FINANCIAL POSITION
R$ million



3,634
3,814
3,504
4,864
5,408
5,974
1.4
1.3
1.1
1.5
1.7
2.0
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
Net Debt
Net Debt / EBITDA

| | 4Q10 | 1Q11 | 2Q11 | 3Q11 | 4Q11 | 1Q12 |
|---|---|---|---|---|---|---|
| **Exchange Rate** | **R$ 1.66** | **R$1.63** | **R$1.56** | **R$1.85** | **R$1.88** | **R$1.82** |

# 1Q12 LAUNCHES

BRF


Batavo

**DAIRY**
**27** New SKUs

**DOMESTIC MARKET**
**11** New SKUs

**EXPORT MARKET**
**12** New SKUs

**FOOD SERVICE**
**11** New SKUs


Sadia
Queijo
Mussarela


Batavo
Total

**Total launches : 61**

# PRIORITIES AND FINAL REMARKS



Elegê
Qualy

# PRIORITIES 2012

BRF

| | PRIORITIES | 1Q STATUS |
|---|---|---|
| 1. Merger Consolidation | Execution of TCD (CADE´s agreement) Execute strategy post TCD Synergies | Asset Exchange Agreement with Marfrig Integration projects in progress Product innovation and launches |
| 2. Domestic Market | Continuous Improvement of Services | Initiation of integrated distribution and client prioritization |
| 3. Dairy | Cheese Integration with core business Batavo´s brand revitalization | Increase in cheese manufacturing capacity; cheese very well received by the retail sector |
| 4. International Expansion | Integrate acquisitions in Argentina Build new plant in Abu Dhabi Continue to analyze opportunities | Structuring of a business plan for Argentina Advances in the Abu Dhabi plant process |

# VALUE GENERATION



18,0
16,0
14,0
12,0
10,0
8,0
6,0
4,0
2,0
0,0
EV/EBITDA (x)
0,0%
5,0%
10,0%
15,0%
20,0%
25,0%
EBITDA Margin
2008
BRF
JBS
Tyson
MINERVA
Smithfield
Hormel
kraft foods
DANONE
Nestlé
Kellogg's
Commodity
Branding

Bubble size: Market Cap (US$ Bi )

Source: Bloomberg and Companies' 2011 Financial Reports

# MARKET CAP
## (US$ billion)

### 04/30/2012

*BRF = 25% of the average value of the 6 largest food* companies



202.0
Average value = USD 63 bi
70.6
45.2
25.2
18.1
17.0
16.0
11.7
10.7
7.7
6.7
3.4
2.3
1.9
Nestlé
KRAFT
DANONE
Kellogg's
Heinz
BRF
ConAgra Foods
JBS
Hormel
Tyson
Smithfield
Dean

### 12/31/2008



140.0
58.0
30.1
23.0
17.2
14.6
11.3
6.3
4.7
4.6
3.9
3.8
3.6
2.4
1.2
0.9
Nestlé
KRAFT
DANONE
ConAgra Foods
BRF
Smithfield
JBS
Sadia
Dean

# FINAL REMARKS

BRF

1. **BRF still concluding one of the largest merger in the segment**

2. **In process of preparing BRF to become a world class multinational player**

3. **Challenges in the short term reinforces the BRF15 strategy**